September 11, 2006

Via U.S. Mail and Facsimile

Brian D. Parrish
Chief Executive Officer
Inn of the Mountain Gods Resort and Casino
287 Carrizo Canyon Road
Mescalero, New Mexico 88340

RE: Inn of the Mountain Gods Resort and Casino.
Form 10-K for the Fiscal Year Ended April 30, 2005
Form 10-K for the Fiscal Year Ended April 30, 2006
File No. 333-113140

Dear Mr. Parrish :

      We have reviewed your response letter dated August 11, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Consolidated Financial Statements

General

1. It appears from your response to our prior comment 2 in your letter dated August 11, 2006 and your supplemental response letter dated July 12, 2006 that there are errors related to, capital leases, depreciation and under accrued federal and state employment withholding taxes, which you believe are immaterial. We also not that you do not believe financial statements restatement is necessary in the years affected as the amounts of the required adjustments are considered immaterial by management. However, based on your response and exhibit A provided in connection with your response dated July 12, 2006 we are unclear as to how management arrived at this conclusion for the fiscal year ended April 30, 2005 as the adjustments appear material to your reported net income. Accordingly, as previously requested in our letter dated July 27, 2006, please include in the financial statements included in your Form 10-K for the fiscal year ended April 30, 2006, a detailed discussion of each error including, but not limited to the nature, amount, your basis for concluding that the amount is immaterial to the periods affected, and your basis for concluding that recording the correction of the error in your fiscal year ended April 30, 2006 financial statements will not have a material impact on the related financial statements. You should consider using tables to disclose each error and the effects each error would have had on each period presented in your balance sheets, statement of operations, statements of equity and statements of cash flows. Alternatively, restate your financial statements presented in your Form 10-K for the fiscal year ended April 30, 2006 and provide the disclosures required by paragraph 37 of APBO No. 20. Furthermore, your auditors should consider revising their independent audit report to recognize the error correction through the addition of an explanatory paragraph pursuant to paragraph 12 of SAS AU Section 420. We may have further comments upon receipt of your response.

Note 9 – Risk Management, page F-17
Note 11 – Related Party Transaction, page F-18

2. In our comment letter dated February 27, 2006, we requested that you revise future financial statement disclosures to include the expense allocated from the Tribe to you associated with the worker's compensation insurance premium for each year a statement of operation is presented. Also, as it relates to all your allocated expenses by the Tribe to you (i.e. Pension, Gaming regulatory commission fees, Insurance, Telecommunication, etc.), we requested that you please disclose your allocation method associated with these related party expenses in the notes to the financial statements along with management's assertion that the method used is reasonable, as required by Question 2 of Topic 1: B: 1 of the Staff Accounting Bulletins.

Additionally, since agreements with related parties are by definition not at arms length and may be changed at any time, in accordance with the guidance in Question 2 of Topic 1.B.1 of the Staff Accounting Bulletins, we requested that you please expand your disclosure in future filings to provide a practicable estimate by management of what the expenses would have been on a stand alone basis for each income statement period or management's opinion that such costs on a stand-alone basis would not have been materially different in each of the periods. In your response letter dated June 12, 2005 you confirmed that "the Company shall, in its future filings undertake to expand its disclosure as requested in this area." We do not see these disclosures in the notes to your financial statement in the Form 10-K for the fiscal year ended April 30, 2006. Please revise to include the requested disclosures.

Other

3. In our comment letter dated February 27, 2006 we requested that you revise future filings to include selected quarterly data in accordance with Item 302 of Regulation S-K. In your response letter dated June 12, 2006 you confirmed that "the company shall, in its future filings, undertake to expand its disclosure as requested in this area." We do not see this disclosure in your Form 10-K for the fiscal year ended April 30, 2006. Please revise to include the requested disclosure.

Exhibit 12.1
Ratio of earnings to fixed charges

4. If a ratio indicates less than a one-to-one coverage as indicated in your disclosure for 2005 and 2006, please disclose the dollar amount of the deficiency, as required by Item 503(d)2(A) of Regulation S-K. Please revise future filings accordingly.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Lance Kintz, Chief Financial Officer
                Bob Keim
                (816) 960-0041